UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CHRISTENSEN, TERRY N.
   620 North Beverly Drive
   Beverly Hills, CA  90210
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Checkers Drive-In Restaurants, Inc.
   CHKR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |8/9/99|C   | |4,507 (1)         |A  |$2.87      |4,507              |D     |                           |
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1.  Pursuant to the Agreeme|      |    | |                  |   |           |                   |      |                           |
nt and Plan of Merger betwe|      |    | |                  |   |           |                   |      |                           |
en Rally's                 |      |    | |                  |   |           |                   |      |                           |
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Hamburgers, Inc. ("Rally's"|      |    | |                  |   |           |                   |      |                           |
) and the Company effective|      |    | |                  |   |           |                   |      |                           |
 8/9/99 shares of          |      |    | |                  |   |           |                   |      |                           |
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Rally's held by the reporti|      |    | |                  |   |           |                   |      |                           |
ng person were exchanged fo|      |    | |                  |   |           |                   |      |                           |
r 1.99 shares of           |      |    | |                  |   |           |                   |      |                           |
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Checkers stock and then sub|      |    | |                  |   |           |                   |      |                           |
ject to a one-for-12 revers|      |    | |                  |   |           |                   |      |                           |
e stock split.             |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Director Stock Option |$1.78   |8/17/|A   | |A          |A  |8/17/|8/17/|Common Stock|10,000 |       |            |D  |            |
(right to buy)        |        |99   |    | |           |   |99   |09   |            |       |       |            |   |            |
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Director Stock Option |$13.19  |8/9/9|C (1| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |96   |06   |            |       |       |            |   |            |
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Director Stock Option |$18.09  |8/9/9|C (1| |A          |A  |7/10/|7/10/|Common Stock|24,875 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |96   |01   |            |       |       |            |   |            |
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Director Stock Option |$17.37  |8/9/9|C (1| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |97   |07   |            |       |       |            |   |            |
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Director Stock Option |$13.95  |8/9/9|C (1| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |98   |08   |            |       |       |            |   |            |
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Director Stock Option |$4.15   |8/9/9|C (1| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |99   |09   |            |       |       |            |   |            |
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Director Stock Option |$3.20   |8/9/9|C (1| |A          |A  |2/12/|2/12/|Common Stock|33,167 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |98   |03   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |124,244     |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Pursuant to the Agreement and Plan of Merger between Rally's Hamburgers, Inc. ("Rally's") and the Company effective August 9, 1999 options in Rally's held by the reporting person were exchanged for options in Checkers stock at a ratio of 1.99 for one and then subject to a one-for-12 reverse stock split.
SIGNATURE OF REPORTING PERSON
TERRY N. CHRISTENSEN